Offering Statement for SelenBio, Inc.

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   SelenBio, Inc.

   4425 Mopac Expressway South

Building II, Suite 300A
Austin, TX 78735

Eligibility

2. **The following are true for SelenBio, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   Issuer needs to certify.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Karl Doenges

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Karl Doenges, JD, President 15 years executive management experience in startups, SME's, and corporation 6 years in biotech new product commercialization 20 years experience in government, regulatory, and international affairs Karl has extensive experience in starting, leading and managing companies in the healthcare, industrial and green-energy industries. Previously, Karl was an advisor for fuel, energy, technology and water to Cranberry Capital, Vice President of Marketing and Government Affairs for Gradiant Corporation, Chief Marketing Officer and Senior Vice President for Government Affairs and Business Development for Sweetwater Energy, President at Clean Fuel Distribution and Director of Global Marketing at Wagner and Brown, Ltd. In all of these positions, Karl managed the international aspect of business development and Government Affairs. Karl began his career on a presidential campaign and as a political appointee. He worked as a Senior Advisor in the United States International Trade Administration, where he founded the energy exporting team – coordinating all government agencies involved in exporting and energy to share resources for American companies entering new international markets. He also worked on international summits

for China and Russia and led foreign delegations at trade shows. Previously he was Director of Television Production at the White House, Spokesman and Director of Television Production at the Presidential Inaugural Committee and was in the George W. Bush Presidential Campaign. Karl is a member of the State Bar of Texas and has served on the U.S. District Export Council for the U.S. Department of Commerce for more than 10 years. He is a cum laude international business graduate of the University of Texas at Austin, earned his Juris Doctorate (J.D.) and Masters of Business Administration from Texas Tech University and attended the Institute of World Legal Problems at the University of Innsbruck, Austria. Work History: Gradiant Corporation, VP Marketing & Government Affairs, September 2014 – February 2017 SelenBio, Inc., President, March 2017-Present

Name
Matt Belsole

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Matt Belsole, Director of Business Development • 15 years experience in sales management and strategy for healthcare and medical device products • 7 years previous experience working with SelenBio CEO in strategic partner and distributor account development. A proven sales leader with fifteen years' experience in sales and management within the healthcare and medical device industries. Extensive knowledge of sales and marketing processes, strategies, and best practices across multiple channels and customer segments including B2B, B2C, Channel/Distributor Partners, and Healthcare. Work History: Human Care USA, National Sales Manager / Director of Business Development, April 2010 – March 2018. SelenBio, Inc., Director of Business Development, March 2018-Present

Name
Ted Reid

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-inventor of SELDOX™ technology. Professor, Texas Tech University Health Science Center, Departments of Ophthalmology and Visual Sciences, Chemistry and Biochemistry, Immunology and Molecular Microbiology and Biotechnology. Positions Co-Director, Biotechnology Program, Texas Tech University Health Sciences Center 2011-Present Professor-Associate, Department of Microbiology and Immunology, Texas Tech University Health Sciences Center 2003-Present Professor – Associate Member, Southwest Cancer Center, Texas Tech University Health Sciences Center 1997-Present Professor - Adjunct, Department of Chemistry and Biochemistry, Texas Tech University 1992-Present Vice Chairman, TTUHSC Department of Ophthalmology and Visual Science 1991-Present Education PhD: University of California, 1967 MS: University of Arizona, 1963 BA: Occidental College, 1961

Name
Kenny Gallagher

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
2017-present - CEO of SelenBio, Inc. Began working on behalf of the Company, before its incorporation, in May 2016 to conduct due diligence related to obtaining world-wide, exclusive license for selenium-based antibacterial technology from patent owners. 2012 - January 2016 - CEO, United States operations of Human Care, Inc., a Swedish owned medical equipment company. 2000-2011 - President, Element34 Technology, Inc. (formerly ClassOne Orthodontics, Inc. Dental supply company sold to Henry Schein, Inc. Degree in Accounting with 3 years in public accounting.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Gama SB, LLC

Securities:	1,790,000
Class:	Common Stock
Voting Power:	36.3%

Karl Doenges

Securities:	1,800,000
Class:	Common Stock
Voting Power:	36.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

SelenBio, Inc. is a biotechnology company with a platform antimicrobial technology that aims to prevent biofilm formation in medical, dental, industrial and consumer applications using a proprietary selenium-based compound. We believe that SelenBio's patented compound, SELDOX®, creates a permanent catalytic generation of superoxide radicals in the presence of oxygen & sulfur-thiol groups that has been clinically proven to eliminate harmful bacteria. SelenBio, Inc aims to identify industries and applications in which its SELDOX platform antimicrobial technology can offer either an improved clinical outcome or significantly reduced cost. Consideration is then given to each potential application's market opportunity, barriers to entry, and existing competitive landscape to determine whether a SelenBio branded product entry or strategic sublicense partnership is more appropriate. SelenBio directly approaches targeted industries or partners with a competitive advantage and value-driven proposition. Commercialized applications are sold through distributor and manufacturer sales organizations, with support and supplemental marketing activity provided by SelenBio. Our plan is to generate revenue through the direct sale of branded products PLUS royalty and licensing fees obtained from sublicensees. We believe the platform nature of the technology and the extensive number of applications make SelenBio, Inc. attractive to large, multi-national corporations.

SelenBio, Inc. currently has 3 employees.

Risk Factors

7. **Material factors that make an investment in SelenBio, Inc. speculative or risky:**

    1. An investment in SelenBio, Inc. involves a very high degree of risk and consequently is suitable for individuals or companies who have no need for liquidity, can afford the complete loss of their investment, and who understand, or have been advised, as to the long-term nature of and significant risk factors associated with an investment in SelenBio, Inc.
    2. Assuming that SelenBio, Inc. sells all of the securities in this offering, it will need to raise additional funds in approximately 12 to 24 months to continue its operations consistent with its plan. There is no guarantee that the Company will be able to raise such additional funds in which case the Company would have to suspend or terminate operations.
    3. Any new line of Antimicrobial Technology products developed by the Company for human use requires FDA approval in its name. As a result, it is difficult to evaluate the market for the Company's business and the future prospects of its Antimicrobial Technology products. In addition, the Company will encounter new risks and difficulties frequently encountered by companies in an early stage of commercial development in new and evolving markets.
    4. The Company does not own the Antimicrobial Technology and is relying on a license for the Antimicrobial Technology to develop its new products. The termination of the rights granted under this license or a challenge to the true ownership of the Antimicrobial Technology would have a severe negative effect on the Company's ability to complete development, obtain FDA clearance in its name and successfully commercialize its Antimicrobial Technology products.
    5. The Company faces intense competition, including from larger competitors with greater resources than its own, which could result in its failure to gain market share or a decline in market share. The Company's plan to increase its market shares relies heavily on Antimicrobial Technology products. The Company's marketing efforts will be severely affected if it is unable to obtain the necessary FDA approvals for these products.
    6. The Antimicrobial Technology products use Selenium, an element on the periodic table. Although the Company believes that the supply of Selenium is unlimited and that its characteristics are most conducive to use in biofilm prevention treatment, it is not the only element with the antibacterial properties necessary to create an antibacterial surface to be used in biofilm prevention. Should one of the Company's competitors develop a similar product using a different element with similar properties, the Company's Antimicrobial Technology products may not be able to compete with a competitor's technology, which could result in failure to gain market share or a decline in market share.
    7. The Company may not be able to hire or retain qualified staff. The Company's future success depends on its ability to attract and retain highly skilled managerial, product development, and sales and marketing personnel. The inability to attract or retain qualified personnel in the future or delays in hiring could delay development of the Company's Antimicrobial Technology products, and negatively impact sales and growth of its business.
    8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

       You should not rely on the fact that our Form C is accessible through the U.S. Securities and

Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not

been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN

THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

SelenBio, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   SelenBio, Inc. currently has developed what we believe to be a commercially successful line of dental sealant products, plans to introduce a dental sealant product in the veterinary industry in 2019 and currently has 3 additional projects in the development stage: 1) wound care bandage, 2) silicone, and 3) polyurethane. If the maximum allowable amount is raised in this offering, we estimate the use of proceeds as follows: Sales & Marketing $125,500, Completion of current projects $100,000, Operations and Overhead expenses $250,000, compensation for managers $292,070 and a Netcapital fee of $52,430.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for managers	$0	$292,070
Working Capital	$0	$0
Sales & Marketing	$9,510	$125,500
Completion of current projects	$0	$100,000
Operations and Overhead	$0	$250,000
Research & Development	$0	$250,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors

and SelenBio, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $4.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will

be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	25,000,000	4,927,375	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Contingent stock grant	The Company committed to issue to a consultant 12,500 shares of common stock upon permanent full-time employment, at the time of sale of the Company, or August 31, 2020, whichever is sooner.	12,500

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    There are no additional classes of outstanding securities or convertible securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The holders of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has SelenBio, Inc. conducted within the past three years?**

Date of Offering:	10/2017
Exemption:	Section 4(a)(2)

Securities Offered:	Common Stock
Amount Sold:	$325,000

Use of Proceeds:

Exclusive license fee from patent owner - $250,000 - Legal & Regulatory costs ~ $50,000 - Working Capital $25,000

Date of Offering:	06/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,007,500

Use of Proceeds:

Balance due on exclusive license fee - $250,000 - Legal & Regulatory ~ $75,000 - Research & Development ~ $100,000 - Sales & Marketing ~ $150,000 - Overhead & Operating Expenses ~ $225,000 - and the remainder for working capital.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    SelenBio, Inc. is pre-revenue and currently not profitable. SelenBio, Inc. currently owns 100% of SelenBio Dental, Inc. which has approximately $1,000 - $1,500 average monthly revenue. Revenue for SelenBio, Inc. is expected to begin in Q4 2019/Q1 2020 through the sale of the Company's proprietary SELDOX compound to joint-development partners and sublicensee's, joint-development fees charged to future sublicensee's and royalties received on the sales of sublicensee's products incorporating the Company's antimicrobial technology. Current monthly burn rate is $35,000 - $40,000 and expected to remain constant for the next 12-18 months as the company executes sub-licensing agreements. Gross margins are expected to be 35%-45% with an EBITDA percentage of 16%-24% starting in Year 3. The Company has no debt and plans to fund growth and expansion through a combination of non-dilutive public and private grant funding as well as the sale of additional securities. Revenues in the periods ended December 31, 2018 and 2017 amounted to $12,142 and 1,039, respectively. Cost of

goods sold in the periods ended December 31, 2018 and 2017 amounted to $11,785 and 871, respectively. Research and development costs are expensed as incurred. Total expense related to research and development was $45,500 and $20,000 for the periods ended December 31, 2018 and 2017, respectively. Sales and marketing costs are expensed as incurred and consisted entirely of brand development activities for the periods ended December 31, 2018 and 2017. Total expenses related to sales and marketing totaled $98,270 and $39,145, for the periods ended December 31, 2018 and 2017, respectively. In July 2017, the Company entered into a licensing agreement with a third party for an exclusive right in certain licensed technology, patents, and intellectual property rights. As of December 31, 2018 and 2017, costs under this agreement totaling $500,000 and $250,000 were capitalized, respectively. The license agreement is being amortized over its expected useful life of 15 years. Amortization expense of $25,000 and $4,167 was recorded for the periods ended December 31, 2018 and 2017, respectively, resulting in a net balance of $470,833 and $245,833 as of December 31, 2018 and 2017, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairment exist as of December 31, 2018 and 2017. The agreement expires upon the expiration of the last patent under the agreement, or earlier upon various provisions or breaches in the agreement terms. The agreement requires royalties on sales of products by the Company at a rate of 6.5%, subject to annual minimums of $15,000 for 2018, $25,000 for 2019, $40,000 for 2020 and annually thereafter. The agreement also requires payment of 35% of any sublicensee revenues produced by the Company. The Company is also obliged to pay $550,000 upon the earlier of its 1st sale of products under the agreement or upon entering a sublicensing agreement, except that if a sublicense agreement is entered before the first sales of the product then payment of the $550,000 is to be payable as 75% of the sublicensing revenues until the $550,000 is repaid. This payment amount increases to $650,000 if neither occur within 3 years of the agreement's effective date, or $750,000 if neither occur within 4 years of the agreement's effective date. The agreement requires milestone payments of $1 million, $5 million, and $10 million if and upon cumulative sales exceeding $100 million, $500 million, and $1 billion, respectively. The agreement provides the Company the option to purchase the rights conveyed in the agreement for a purchase price of $5 million in years 1-3, $10 million in years 4-5, and $15 million in years 6-8.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or**

enjoins such person from engaging or continuing to engage in any conduct or practice:
1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

SelenBio, Inc. needs to certify.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    Video Transcript: Traditional antimicrobials like silver are impregnated into a sub straight. These antimicrobials start to elude out and are ingested by planktonic bacteria which causes death. Because the silver must leave the sub straight to be effective, eventually the concentration of silver is too low to have antimicrobial activity. Seldox compounds are covalently bonded to their sub straight and produce a superoxide radical forcefield. These superoxide radicals in turn attack the bacteria and disrupt biofilm formation. Seldox compounds do not have to leave their sub straight, protecting the material for the life of the product.

    The following documents are being submitted as part of this offering:

        Governance:

            Certificate of Incorporation: certificateofincorporation.pdf

            Corporate Bylaws: corporatebylaws.pdf

        Opportunity:

            Offering Page JPG: offeringpage.jpg

            Pitch Deck: pitchdeck.pdf

        Financials:

            Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.selenbio.com/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.